

December 4, 2019

John Goll
Chief Accounting Officer
INSMED Inc
10 Finderne Avenue, Building 10
Bridgewater, NJ. 08807

> **Re: INSMED Inc**
> **Form 10-K filed on February 22, 2019**
> **Filed on February 22, 2019**
> **Form 8-K filed on October 30, 2019**
> **File no. 000-30739**

Dear Mr. Goll:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on October 30, 2019

Exhibit 99.1
Non-GAAP Financial Measures, page 3

1. We note you exclude costs of product revenues (excluding amortization) and milestone payments related to ARIKAYCE to arrive at your non-GAAP measure, Cash-Based Operating Expenses. Please tell us how you considered the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations, as these costs appear to be normal, recurring cash operating expenses. We also note that the title "Cash-Based Operating Expenses" may imply that these expenses have been accounted for on a cash basis of accounting rather than on an accrual basis. Please revise the title or explain why you believe it is appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences